UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington



12062769

Mail Processing Section

AUG 29 2012

Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52518

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/1/11 (MM/DD/YY) AND ENDING 6/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Streetcapital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Mansell Court, E. Suite 430
(No. and Street)

Roswell	Georgia	30076
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vince Sbarra (770) 992 6900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual, state last, first, middle name*)

7900 Glades Road, Suite 540	Boca Raton	FL	33434
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vince Sbarra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Streetcapital, Inc., as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC-STATE OF FLORIDA
Karen Z. Fischer

Signature

Known personally to me

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STREETCAPITAL, INC.

FINANCIAL STATEMENTS

JUNE 30, 2012

TABLE OF CONTENTS



SHERB & CO., LLP
Certified Public Accountants

7900 Glades Road, Suite 540
Boca Raton, Florida 33434
Tel. 561-886-4200
Fax. 561-886-3330
e-mail:info@sherbcpa.com

Offices in New York and Florida

INDEPENDENT AUDITOR'S REPORT

To the Shareholders
Streetcapital, Inc.

We have audited the accompanying statement of financial condition of Streetcapital, Inc. as of June 30, 2012, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Streetcapital, Inc. as of June 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Certified Public Accountants

Boca Raton, Florida
August 22, 2012

Streetcapital, Inc.
Statement of Financial Condition
June 30, 2012

ASSETS

Cash	$	25,568
Fee Income Receivable		114,453
Officer loan receivable		53,268
Broker loan receivable		11,680
Other receivable		2,184
Marketable securities, net of valuation allowance of $16,000		10,000
Property and equipment, net of accumulated depreciation of $10,489		319
Deposit		4,000
Total assets	$	221,472

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accrued expenses	$	14,637
Accrued payroll taxes		1,545
Total liabilities		16,182
Shareholders' equity:		
Common stock, $0.01 par value; 10,000,000 shares authorized 120,000 shares issued and outstanding		1,200
Additional paid-in capital		450,303
Accumulated deficit		(246,213)
Total shareholders' equity		205,290
Total liabilities and shareholders' equity	$	221,472

See Accompanying Notes to Financial Statements

Streetcapital, Inc.
Statement of Operations
Year Ended June 30, 2012

Revenues:	
Investment banking fees	$ 273,583
Commission income	13,000
Total revenue	286,583
Expenses:	
Commissions	39,261
Clearing costs	125
Depreciation expense	317
General and administrative expense	20,868
Employee compensation and benefits	45,132
Fidelity bond	601
Professional fees	23,850
Occupancy costs	28,595
Regulatory fees	2,301
Communication and data processing	3,640
State and Local Taxes	250
Total operating expenses	164,940
Net income from operations	121,643
Other Income (Expense):	
Realized loss on marketable securities	(295,374)
Unrealized loss on marketable securities	(16,750)
	(312,124)
Net loss before income taxes	(190,481)
Income tax expense	-
Net loss	$ (190,481)

See Accompanying Notes to Financial Statements

Streetcapital, Inc.
Statement of Changes in Shareholders' Equity
Year Ended June 30, 2012

	Common Stock				Additional		Accumulated		
	Shares		Amount		Paid in Capital		Deficit		Total
Balance, June 30, 2011	120,000	$	1,200	$	450,303	$	(55,732)	$	395,771
Net loss	-		-		-		(190,481)		(190,481)
Balance, June 30, 2012	120,000	$	1,200	$	450,303	$	(246,213)	$	205,290

See Accompanying Notes to Financial Statements

Streetcapital, Inc.
Statement of Cash Flows
Year Ended June 30, 2012

Cash flows from operating activities:		
Net loss	$	(190,481)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		317
Loss on sale of securities		295,374
Loss on securities held		13,822
Changes in assets and liabilities:		
(Increase) decrease in:		
Fee income receivable		(114,453)
Officer loan receivable		(29,841)
Broker loan receivable		(11,680)
Other receivable		(2,183)
Prepaid rent		7,342
Deposits		(4,000)
Increase (decrease) in:		
Accrued expenses		8,307
Net cash used in operating activities		(27,476)
Cash flows from investing activities:		
Proceeds from sale of securties		31,200
Net cash provided by investing activities		31,200
Cash flows from financing activities:		-
Net increase in cash		3,724
Cash, beginning of year		21,844
Cash, end of year	$	25,568
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest and taxes	$	-

See Accompanying Notes to Financial Statements

NOTE 1 - DESCRIPTION OF BUSINESS

StreetCapital, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized under the laws of California on November 11, 1999, is headquartered in Georgia, and is engaged in investment banking activities and principal transactions. On February 5, 2009, the Company changed its name from HPC Capital Management, Inc. to StreetCapital, Inc. The Company manages its business activities on the basis of one reportable segment.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Advertising Costs

Costs incurred for producing and communicating advertising of the Company are charged to operations as incurred. There was no advertising expense for the year ended June 30, 2012.

Revenue Recognition

Investment banking revenues include gains, losses, and fees, arising from securities offerings in which the Company acts as agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking fees paid in cash are recorded on the offering or closing date. Trading gains or losses are recognized on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, formerly SFAS No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using presently enacted tax rates in effect.

Valuation of Investments

Marketable securities which consist of publicly traded unrestricted common stock are valued at the closing price on the valuation date. They are carried at the fair market value based on readily available market prices for the underlying stock using estimates as determined in good faith by management.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are stated at cost. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. Depreciation and amortization are being computed over the estimated useful lives of the assets, generally five to seven years, using the straight-line method.

Long-Lived Assets

The Company reviews long-lived assets and certain identifiable assets related to those assets for impairment recognition whenever circumstances and situations change such that there is an indication that the recorded amounts may not be recoverable. If the undiscounted future cash flows are less than the recorded amount, the recorded amounts are reduced to fair value and an impairment loss is recognized.

Concentrations

The Company maintains its cash in bank deposit accounts, which at times, exceeds federally insured limits. The Company has not experienced any losses in such accounts through June 30, 2012. During 2012 the Company derived approximately 100% of total revenues from four customers.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

NOTE 3 – MARKETABLE SECURITIES

Marketable securities were received as payment for a legal settlement from the previous fiscal year, which resulted in a receivable at June 30, 2011 of $350,000. The 4,345,603 equity shares were entrusted to an officer of the Company and deposited with a brokerage firm on October 14, 2011 for liquidation.

The Quoted Level 1 Fair Market Value upon receipt approximated $350,000; all of these shares were liquidated during the fiscal year, incurring realized losses on sale of investment of $295,374 in 2012. From the liquidation, the Company received $31,200 in cash from the officer, and $8,652 was used by the officer to pay operating expenses of the Company. Due from the officer for liquidation of shares is $20,676, this amount is included in the $53,268 Officer Receivable.

Marketable securities owned consist of trading and investment securities at market value as determined by quoted listed markets.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At June 30, 2012 there were no readily marketable securities owned at estimated fair values.

NOTE 4 – COMMITMENT AND CONTINGENCIES

Lease
The Company leased its office space and rent expense during 2012 was $28,595. The Company entered into a 36 month term lease agreement on August 1, 2012, with a monthly rent payment of approximately $2,800.

NOTE 5 – Income Tax Expense

No current provision for federal income taxes has been recorded for 2012 as the Company has incurred a net operating loss for income tax purposes. No provision for deferred income taxes has been recorded as the Company is providing a full valuation allowance against its deferred tax assets.

The company's deferred tax assets at June 30, 2012 were as follows:

Net operating loss carryforward	$ 81,500
Reserves for losses	6,400
Total	87,900
Less: Valuation Allowance	(87,900)
Net deferred tax assets	-

At June 30, 2012, the Company had net operating loss carry forwards of approximately $204,000 available to reduce future taxable income. These losses expire at various times beginning in 2029. The net operating loss carry forwards may be subject to certain limitations under Section 382 of the Internal Revenue Code in the event of an ownership change. A valuation allowance has been recorded to fully offset the deferred tax assets as the future realization of the related tax benefits is uncertain. The company has increased its valuation allowance by $79,900 in 2012. The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of June 30, 2012, the Company had no accrued interest or penalties. The Company currently has no federal or state tax examinations in progress.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At June 30, 2012, the Company has net capital of $9,388, which was $4,388 greater than its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.72 to 1.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(i) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

NOTE 7 – RELATED PARTY TRANSACTIONS

At June 30, 2012 two officers of the Company owe the Company an aggregate amount of $53,268. These loans are non-interest bearing and due on demand.

The Company shares in commissions and fees with other related companies owned by certain principals of the Company. These fees are paid directly by the escrow agent to all parties. No income or expense is recognized by the Company for these related commissions and fees.

NOTE 8 –FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted FASB ASC 820, "Fair Value Measurements and Disclosures", for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing US GAAP that require the use of fair value measurements which establishes a framework for measuring fair value and expands disclosure about such fair value measurements.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

The carrying amounts reported in the balance sheet for receivables, deposits, accounts payable and accrued liabilities approximate their estimated fair market value based on the short-term maturity of these instruments. In addition, FASB ASC 825-10-25 "Fair Value Option" was effective for January 1, 2008. ASC 825-10-25 expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value.

NOTE 9 – SUBSEQUENT EVENTS

Management did not identify any events or transactions subsequent to June 30, 2012 requiring recognition or disclosure in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

Streetcapital, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2012

Net capital computation:		
Total shareholders' equity	$	205,290
Deductions and/or charges:		
Non-allowable assets:		
Fee income receivable		114,453
Receivables other		2,184
Broker & officer receivable		64,946
Marketable securities		10,000
Deposits		4,000
Property plant and equipment		319
Total non-allowable assets		195,902
Net capital before haircuts on securities positions		9,388
Haircuts on securities		-
Net capital		9,388
Required minimum capital (greater of $5,000 or 6 2/3% of Aggregate Indebtedness of $16,182)		5,000
Excess net capital	$	4,388
Aggregate indebtedness:		
Aggregate indebtedness as included in the Statement of Financial Condition	$	16,182
Ratio of aggregate indebtedness to net capital		1.72 to 1
Reconciliation:		
Net capital, per unaudited June 30, 2012 FOCUS report, as filed	$	9,388
Audit Adjustments		-
Net capital, per June 30, 2012 audited report, as filed	$	9,388

STREETCAPITAL, INC.
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5
OF THE SECURITIES EXCHANGE ACT OF 1934
JUNE 30, 2012

The Company is exempt from Rule 15c3-3 as no customer funds or securities are held.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.



SHERB & CO., LLP

Certified Public Accountants

7900 Glades Road, Suite 540
Boca Raton, Florida 33434
Tel. 561-886-4200
Fax. 561-886-3330
e-mail:info@sherbcpa.com

Offices in New York and Florida

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To The Shareholders
Streetcapital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Streetcapital, Inc. for the year ended June 30, 2012, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants

Boca Raton, Florida
August 22, 2012